MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

9 September 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 6 September 2002, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests of Directors and Connected Persons.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

dlw 9/17

J:Grpsec-15-07-0801-001-SEC-3-020909

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Announcement Details

Company	**Headline**	**Embargo**	**Last Upd**
MyTravel Group PLC	Director Shareholding	07:00 9 Sep 02	17:40 6 Sep

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Full Announcement Text

RNS Number:8864A
MyTravel Group PLC
09 September 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

MYTRAVEL GROUP PLC

2. Name of director

SIR TOM FARMER

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

AS IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2 ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NOT APPLICABLE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF SHARES

7. Number of shares / amount of stock acquired

200,000

8. Percentage of issued class

0.04%

9. Number of shares/amount of stock disposed

NIL

10. Percentage of issued class

NOT APPLICABLE

11. Class of security

ORDINARY SHARES OF 10P EACH

12. Price per share

129.5p

13. Date of transaction

6 SEPTEMBER 2002

14. Date company informed

6 SEPTEMBER 2002

15. Total holding following this notification

525,000 SHARES

16. Total percentage holding of issued class following this notification

0.11%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to b
fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

GREGORY MCMAHON - GROUP COMPANY SECRETARY - 0161 232 6515

25. Name and signature of authorised company official responsible for making this notification

GREGORY MCMAHON - GROUP COMPANY SECRETARY

Date of Notification

9 SEPTEMBER 2002

END

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